Exhibit 99.1

Engine Gaming and Media to Participate in the ICR Virtual Conference 2022

NEW YORK, NY – January 6, 2022 – Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports social gaming, commerce, and next-generation media solutions company, today announced that Tom Rogers, Executive Chairman of Engine, will participate in a fireside chat hosted by Franco Granda, Research Analyst at D.A. Davidson, at the ICR Virtual Conference 2022. The discussion will take place on Tuesday, January 11, 2022 at 3:00 PM ET.

Participants may access a live webcast of the fireside chat on the Engine Gaming and Media Investor Relations site at https://ir.enginemediainc.com/overview/default.aspx. If you would like a meeting with management, please contact Ryan.Lawrence@icrinc.com.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

About the ICR Conference

For more than 20 years, the ICR Conference has brought together management teams from public and private companies with institutional investors, sell-side research analysts, investment bankers, private equity professionals and select media. The premier platform for gaining insight into future trends and growth strategies as well as exchanging ideas has also become a must-attend networking event. The event is one of the largest investment conferences of the year, featuring presentations by more than 300 public and private companies, with attendance regularly exceeding 2,500.

For more information, please visit www.icrconference.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869